Exhibit 4.29

Execution Version

SHARE SALE AND PURCHASE AGREEMENT

dated 6 January 2023

in respect of the entire issued share capital of

Volt Lines B.V.

(the Company)

between the parties set forth hereinafter

CONTENTS

Clause 1 Definitions and Interpretation	5
Clause 2 Sale, Purchase and Transfer of the Shares	6
Clause 3 Fiduciary / Assignment of Purchase Price Receivables	7
Clause 4 Consideration	7
Clause 5 Completion	8
Clause 6 Seller's Warranties	8
Clause 7 Purchasers' Warranties	9
Clause 8 Confidentiality / Announcements	9
Clause 9 Termination	10
Clause 10 Notices	10
Clause 11 Miscellaneous Provisions	11
Clause 12 Governing Law / Jurisdiction	12

SCHEDULES:
Schedule 1	- Definitions
Schedule 2	- SPA
Schedule 3	- Deed of Transfer
Schedule 4	- Completion Deliverables
Schedule 5	- Notice Details
Schedule 6	- Warranties
Schedule 7	- Retained Swvl Shares

THIS SHARE SALE AND PURCHASE AGREEMENT is made on 6 January 2023 BETWEEN:

1.

Mohamad Ali Al Halabi, a Lebanese citizen of legal age, born in Saida Lebanon, on 2 March 1984, whose elected domicile for the purpose of this Agreement is Al Reem Island, The Gate District, Gate Tower II, 3117, Abu Dhabi, UAE (Purchaser 1);

2.

Southeast Europe Equity Fund II, LP, a Cayman Islands limited partnership, having its registered office at the address of c/o Intertrust Trustees (Cayman) Ltd, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KYI-9005, and having certificate of good standing of a partnership numbered OG 16589 issued by Registrar of Limited Partnerships Cayman Islands (Purchaser 2 and together with Purchaser 1 the Purchasers);

3.

Khaleej 1 Ltd, a Cayman Islands exempted company, registered under number MC-295287, whose registered office is at P.O Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands, acting as the agent and the nominee of MEVFII;

4.

HEDEF ARAc KIRALAMA VE SERVIS A.S., a joint stock company organized and validly existing under the laws of the Republic of Turkey, registered at Istanbul Trade Registry under registration number 508266, having its principal office located at Ofishane, Merkez Ma hallesi Cendere Caddesi No:22 Kat:12-13 Kagithane, Istanbul;

5.

March Holding Limited, a limited liability company under the laws of the United Arab Emirates, having its registered office at Unit 110&111 Level 01 Gate Village Building 06,Dubai Financial Centre, Dubai, United Arab Emirates, registered with the Dubai registrar under number 2441;

6.

Stichting DAI & Members, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, with its registered offices at Maslak Mah. AOS 55. Sokak 42, Maslak Sitesi, No: 4 / 557, 34396 Sariyer, Istanbul, Turkey and registered with the trade Register of the Dutch Chamber of Commerce under number 75526174;

7.

Stichting Turkish Investors, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, with its registered offices at Maslak Mah. AOS 55. Sokak 42, Maslak Sitesi, No: 4 / 557, 34396 Sariyer, Istanbul, Turkey and registered with the trade Register of the Dutch Chamber of Commerce under number 75526034;

8.

Stichting MEVP Investors, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, with its registered offices at Maslak Mah. AOS 55. Sokak 42, Maslak Sitesi, No: 4 / 557, 34396 Sariyer, Istanbul, Turkey and registered with the trade Register of the Dutch Chamber of Commerce under number 75526182;

9.

Lill CVC SAPI de CV, a company organized and validly existing under the laws of Mexico having its registered address at Artilleros 123, Colonia 7 de Julia, Venustiano Carranza, Ciudad de Mexico, 15390, Mexico, under registration number LCV1806086QA;

10.

Wamda Seed Limited, a company organized and validly existing under the laws of the Cayman Islands, having its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and registered with the register of companies under registration number 329833;

11.	Stichting Volt Lines ESOP, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, with its registered offices at Maslak Mah. AOS 55. Sokak 42,

Masla k Sitesi, No: 4 / 557, 34396 Sariyer, Istanbul, Turkey and registered with the trade Register of the Dutch Chamber of Commerce under number 81990650;

12.

Commoditynet Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), duly incorporated and validly existing under the laws of the Netherlands, having its registered offices at Ambachtsweg 56 in 3542 DH, Utrecht, the Netherlands and registered with the Trade Register of the Dutch Chamber of Commerce under number 30271902;

13.

WSH, a Cayman Islands company limited by shares, having its registered office at P.O Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands, registered with the Cayman registrar under number MC- 230084;

14.

Swvl GLOBAL FZE, a Limited Liability Free Zone Establishment duly incorporated and validly existing under the Dubai World Trade Centre Authority ("DWTCA") Company Rules and Regulations under Dubai law No 9 of 2015, registered with the Mercantile Registrar of Companies of Dubai World Trade CenterAuthority under number 0361, having its registered office at Office No:02.08 the offices 4 at One Central, Dubai World Trade Centre and without tax identification code since there is no corporate income tax in UAE (the Seller), duly represented by Mr. Mostafa Essa Mohamed Mohamed Kandil, a citizen of TheArab Republic of Egypt, of legal age, with professional domicile in Office No :02.08 the offices4 at One Central, Dubai World Trade Centre, and holder of valid Passport of his nationality numberA-18493071, who is duly authorized to sign and execute this agreement in his capacityas CEO of the Buyer;

15.

Swvl Holdings Corp, a company duly incorporated and existing under the laws of the territory of the British Virgin Islands, registered with the Registrar of Corporate Affairs of the British Virgin Islands under number 2070410, having its registered office at Maples Corporate Services (BVI)Limited Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands (the Swvl Holdings), duly represented by Mr. Mostafa Essa Mohamed Mohamed Kandil, a citizen of TheArab Republic of Egypt, of legal age, with professional domicile in Office No :02.08 the offices4 at One Central, Dubai World Trade Centre, and holder of valid Passport of his nationality numberA-18493071, who is duly authorized to sign and executethis agreement in his capacity as CEO and a director of Swvl Holdings; and

16.

Volt Lines B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), duly incorporated and validly existing under the laws of the Netherlands, having its registered offices at Jan van Goyenkade 8, 1075 HP Amsterdam, the Netherlands registered with the Trade Register of the Dutch Chamber of Commerce under number 74802992 (the Company);

Parties 1 through 13 hereinafter jointly referred to as the Former Volt Lines Shareholders and each individually as a Former Volt Lines Shareholder.

WHEREAS:

a.	The Company is the registered owner of the 100% share capital of:
-	Volt Lines Akilli Ulasim Teknolojileri ye Tasimacilik Anonim Sirketi is a private joint stock company (anonim 5irket) duly incorporated and existing under the laws of Turkey for an indefinite period of time, registered with the Istanbul Trade Registry (Istanbul Ticaret Sicili) under the number 104265-5, having its registered office at Sultan Selim Mah. Hilmeyra Sok. Nef 09 Sitesi B Blok No:7/217 Kagithane/Istanbul, Turkey, and holder of the tax identification number 9250588457 (hereinafter, Volt Lines Turkey); and

-	Volt Lines MENA Limited, a private limited liability company duly incorporated and validly existing under the rules and regulations of Abu Dhabi Global Market, having its registered address at Al Khatem Tower, ADGM Square, Al Maryah Island, Abu Dhabi, UAE, and registered with the ADGM registration authority under registration number 000005720 (hereinafter, Volt Lines MENA).

the Company, Volt Lines Turkey and Volt Lines MENA hereinafter jointly referred to as the Group Companies.

b.

The Group Companies are engaged in the business of the development, implementation and commercialization of new mobility and transport systems and more in particular, the Group Companies are the owner of (i) thepassenger App (for iOS and Android) named "Volt Lines", (ii) the driver App (for iOS and Android) named "Volt Lines", used for the provision of mobility services (the Business).

c.

On 29 April 2022 Parties entered into a sale and purchase agreement, pursuant to which the Former Volt Lines Shareholders sold all issued and outstanding shares in the capital of the Company (the Shares) to the Seller (the SPA), a copy of the SPA is attached hereto as Schedule 2.

d.

Parties have agreed that the transaction contemplated by the SPA shall be reversed by way of the Seller selling and transferring the Shares to the Purchasers (whereby Purchaser 1 shall act as the fiduciary of the Former Volt Lines Shareholders other than the Purchasers, on the basis of a fiduciary agreement), under the terms and subject to the conditions laid down in this Agreement.

IT IS HEREBY AGREED as follows:

Clause 1 Definitions and Interpretation

1.1	Capitalised terms used in this Agreement have the meaning given thereto in Schedule 1 (Definitions) to this Agreement, except where the content or context of this Agreement requires otherwise.
1.2	In this Agreement, unless otherwise specified:
(a)	references to a "company" shall be construed so as to include any company, corporation or other body corporate or other legal entity, wherever and however incorporated or established;
(b)	references to clauses, paragraphs, schedules and annexes are to clauses, paragraphs, schedules and annexes to this Agreement;
(c)

references to a "person" shall be construed so as to include any private individual, legal entity (rechtspersoon), firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality) and that person's successors in title and permitted assigns and transferees;

(d)

any reference to a "day" or a number of "days" (without the explicit qualification of "Business" in front) shall be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given, on the next Business Day;

(e)	any reference in this Agreement to "including" means "including, without limitation";
(f)	words denoting the singular shall include the plural and vice versa;
(g)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this Agreement;
(h)

the schedules and annexes form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the schedules and annexes;

(i)

references to documents in the "agreed form" means a reference to a document in the form agreed between the relevant Parties as being final, subject to such amendments as may be agreed from time to time in writing between the relevant Parties;

(j)

any references to a "subsidiary" (dochtermaatschappij), "group company" (groepsmaatschappij) or "participation" (deelneming) are to be construed in accordance with articles 2:24a, 2: 24b and 2: 24c of the DCC;

(k)	references to "written' or "in writing" include any mode of reproducing words in a legible and non-transitory form;
(I)

references to a law, provision of law or regulation includes a reference to that law, provision of law or regulation as amended or re-enacted from time to time, as well as to the law, provision of law or regulation by which it is replaced;

1.3

Terms in this Agreement refer to Dutch legal concepts only and shall be interpreted accordingly. The use of these or similar terms in any other jurisdiction shall be disregarded. In respect of any jurisdiction other than the Netherlands, references to any Dutch legal concept shall be deemed to refer to the concept that most approximates to the Dutch legal term in that jurisdiction.

1.4

References to any Dutch legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than the Netherlands be deemed to include what most nearly approximates in that jurisdiction to the Dutch legal term.

Clause 2 Sale, Purchase and Transfer of the Shares

Sale and Purchase

2.1

The Seller hereby sells the Shares to the Purchasers and the Purchasers hereby purchase the Shares from the Seller, on the terms and subject to the conditions of this Agreement, in the following proportions:

(a)	Purchaser 1: 33,330 class A shares, 47,423 class B shares and 10,000 class E shares; and
(b)	Purchaser 2: 4,028 class B shares.

Transfer

2.2

The Seller agrees to transfer to the Purchasers the Shares and the Purchasers agree to accept such Shares from the Seller, on the Completion Date, free from Encumbrances and with all rights attached to them by way of execution of the Deed of Transfer.

Transfer of benefit and risk

2.3

Subject to Completion, and the terms and conditions of this Agreement, the Shares, the Group Companies and the Business shall be for the benefit and risk of the Purchasers with effect from the Completion Date.

Clause 3 Fiduciary / Assignment of Purchase Price Receivables

3.1

The Former Volt Lines Shareholders hereby agree among each other that in the interest of an expedient Completion, Purchaser 1 shall act as fiduciary for all the other Former Volt Lines Shareholders, except for Purchaser 2, on the basis of a fiduciary agreement to be entered into between the Former Volt Lines Shareholders on or about the date hereof (the Fiduciary Agreement). Pursuant to the Fiduciary Agreement Purchaser 1 shall procure that as soon as reasonably possible after Completion, he shall transfer such number of Shares held by him after Completion to each of the other Former Volt Lines Shareholders, except for Purchaser 2, as were initially sold by such Former Volt Lines Shareholder to the Seller under the SPA.

3.2

Each of the Former Volt Lines Shareholders, other than the Purchasers, hereby assigns any and all outstanding receivables it has against the Seller ensuing from the SPA, including, but not limited to, the Purchase Price (as defined in the SPA) (such receivables the Assigned Receivables and together with any and all receivables that the Purchasers have against the Seller ensuing form the SPA hereinafter jointly the Former Volt Lines Shareholders Receivables) to Purchaser 1, which Assigned Receivables shall be offset against the purchase price due by the Former Volt Lines Shareholders (other than the Purchasers) to Purchaser 1 upon transfer by Purchaser 1 of the appropriate portion of the Shares to the Former Volt Lines Shareholders (other than the Purchasers) in accordance with Clause 3.1 and the Fiduciary Agreement.

Clause 4 Consideration

4.1

The purchase price for the Shares (the Consideration) shall be equal to the Former Volt Lines Shareholders Receivables and shall be paid by way of set-off against the Former Volt Lines Shareholders Receivables, as a result of which both the receivable of the Seller against the Purchasers ensuing from the Consideration and the Former Volt Lines Shareholders Receivables shall cease to exist.

4.2

As a result of the set-off set forth in Clause 4.1, neither Seller (and any of their Affiliates) nor  the Former Volt Lines Shareholders and the remaining Purchase Price Beneficiaries as defined in the SPA (and any of their Affiliates) shall be obliged to make any payments to one another, other than any payment obligations arising from the Seller's Warranties or the Former Volt Lines Shareholders' Warranties in Schedule 6, and the Former Volt Lines Shareholders have no obligations in respect of the retransfer to the Seller or cancellation of the Swvl Shares that have already been issued by the Seller to the Former Volt Lines Shareholders and the remaining Purchase Price Beneficiaries (as defined in the SPA) at the date hereof and represented in the certificates issued by Continental Stock Transfer & Trust Company with a transaction date of 29 November 2022 in the numbers set forth in Schedule 7 (Retained Swvl Shares) (which, for the avoidance of doubt, may be retained by the Purchasers and the remaining Purchase Price Beneficiaries (the Retained Swvl Shares).

4.3

Subject to Completion, the Seller on the one hand and each of the Former Volt Lines Shareholders,the Company and the remaining Purchase Price Beneficiaries as defined in the SPA (and any of their Affiliates) on the other hand hereby irrevocably and unconditionally release and discharge one another from any and all future claims, rights, liabilities, obligations, actions or demands, both actual or contingent, under or in connection with the SPA (including the USD 1,400,000 the Seller contributed to the Company in accordance with the SPA as part of its Resource Commitment obligation as set forth in clause 3.4. of the SPA). All rights and obligations of each of the Parties under the SPA and all other Transaction Documents, including any which are expressly stated in any Transaction Document as surviving its termination, or which might otherwise have done so by implication, are hereby irrevocably and unconditionally waived, released and discharged in their entirety for all purposes.

Clause 5 Completion

Completion Date and place

5.1	Completion shall take place at the offices of the Notary on the date of this Agreement or at such other time and on such other date as the Seller and the Purchasers may agree in writing.

Completion Deliverables

5.2

Each Party shall take (or has taken), or procures to be taken, the actions listed in relation to it or its Affiliates in Schedule 4 (Completion Deliverables) in the sequence set out therein, each such action up to Completion being conditional upon each of the preceding actions having been taken.

Breach of Completion Deliverables

5.3

If a Party breaches any obligation in Clause 5.2, the non-breaching Party shall be entitled (in addition to and without prejudice to all other rights and remedies available, including the right to claim damages and the right to claim specific performance):

(a)	to effect Completion as far as practicable and to the extent reasonably permitted by Law with regard to the defaults that have occurred; or
(b)	if there is a breach that can be remedied, to set a new date for Completion in which case the provisions of Clause 5 shall apply to Completion as so deferred; or
(c)

terminate this Agreement with immediate effect, without incurring any liability as a result thereof and without any obligation on any Party to consummate the Transaction or to continue negotiations; in each case without prejudice to any other rights or remedies available to the Seller.

Effects of termination

5.4	In case of termination of this Agreement pursuant to Clause 5.3(c) the provisions of Clause 10 (Termination) shall apply.

Clause 6 Post Completion Covenants

6.1

The Seller and/or Swvl Holdings agree and acknowledge that, only if they file a new registration statement in the United States of America in the future, they: (i) intend, but shall not be required, to register the Retained Swvl Shares under the US Securities Act of 1933, as amended, (the Securities Act) or the securities laws of any state or other jurisdiction in any share registration filed after the date of this Agreement to ensure that the Retained Swvl Shares can be sold or transferred, and (ii) are not currently aware of any reason or circumstance that would result in the exclusion of the Retained Swvl Shares from any such share registration. Notwithstanding the foregoing, Swvl Holdings shall have no intention of registering the

Retained Swvl Shares at any time such shares may be sold pursuant to Rule 144 under the Securities Act.

6.2

As soon as available after Completion, the Company shall provide the Seller with the (consolidated) financial statements of the Group Companies, and any other information the Seller may reasonably require for its public filings, up to the Completion Date.

Clause 7 Seller's Warranties

7.1

The Seller hereby represents and warrants (garandeert en verklaart) to the Purchasers and the Former Volt Lines Shareholders that each of the statements included in Part I of Schedule 6 (Warranties) (the Seller's Warranties) is true and accurate as at the Completion Date.

7.2

Except as expressly otherwise provided in this Agreement and subject to the limitations of liability set out herein, in case of a breach of any of the Seller's Warranties or any other provision of this Agreement by the Seller, the Seller shall after the Completion Date, by means of an exclusive remedy, be liable to compensate the Purchasers, the Former Volt Lines Shareholders or the Company, as the Purchasers and the Former Volt Lines Shareholders may direct, for the Damages suffered or incurred by the Purchasers, the Former Volt Lines Shareholders or the Company as a direct result of such breach.

7.3

The Seller shall not be liable in respect of any Claim unless a notice of such claim is given to the Seller and the Former Volt Lines Shareholders before the lapse of 18 (eighteen) months since the Completion Date where any Claim for breach of the Seller's Warranties is concerned.

7.4

The maximum overall aggregate liability of the Seller in respect of any and all Claims resulting from a breach of the Sellers' Warranties shall not exceed a total amount equivalent to one hundred per cent. (100%) of the Consideration at any time.

Clause 8 Former Volt Lines Shareholders' Warranties

8.1

The Former Volt Lines Shareholders hereby represent and warrant (garanderen en verklaren) to the Seller that each of the statements included in Part II of Schedule 6 (Warranties) (the Purchasers' Warranties) is true and accurate as at the Completion Date.

8.2

Except as expressly otherwise provided in this Agreement in case of a breach of any of the Former Volt Lines Shareholders' Warranties or any other provision of this Agreement by the Former Volt Lines Shareholders, the Former Volt Lines Shareholders shall after the Completion Date, by means of an exclusive remedy, be liable to compensate the Seller for the Damages suffered or incurred by the Seller as a direct result of such breach.

8.3

The Former Volt Lines Shareholders shall not be liable in respect of any Claim unless a notice of such claim is given to the Purchasers and the Former Volt Lines Shareholders before the lapse of 36 (thirty six) months since the Completion Date where any Claim for breach of the Former Volt Lines Shareholders' Warranties is concerned.

Clause 9 Confidentiality / Announcements Confidentiality

9.1

Each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any other agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement or the Transaction;
(b)	the negotiations relating to this Agreement (or any such other agreement);
(c)	any Party to this Agreement or the business carried out by it or any member of its group of companies.
9.2

Each of the Parties shall keep confidential the terms of this Agreement and all information provided to it by or on behalf of the other Party or otherwise obtained by or in connection with this Agreement which relates to the other Party.

9.3	Nothing in Clause 9.1 prevents any announcement being made or any confidential information being disclosed by any Party:
(a)

to the extent required by Law or any competent regulatory body or recognised stock exchange or under any agreement with any Tax Authority existing at the date of this Agreement or to comply with any applicable accounting requirements; any Party so required to disclose any confidential information shall promptly notify the other Party, where practicable and to the extent lawful to do so, before disclosure occurs and shall consult with the other Party regarding the timing and content of such disclosure and shall take such action which may reasonably be required to challenge the validity of such disclosure requirement;

(b)	to the extent that such information is public knowledge other than through unlawful disclosure of which that Party at the time of such disclosure was aware that it was unlawful;
(c)	in legal proceedings to the extent reasonably required to exercise its rights under this Agreement;
(d)	to that Party's professional advisers, accountants or its financiers subject to a duty of confidentiality and only to the extent necessary for any lawful purpose; and
(e)

to the extent that the other Party has given written approval of the disclosure or use. Clause 10 Termination Termination of this Agreement shall not affect the accrued rights and obligations of the Parties at the time, including enforcement of the rights and obligations under the SPA, nor the continued validity of the provisions of Clause 1 (Definitions and interpretation), Clause 8 (Confidentiality/ Announcements), this Clause 10 (Termination), Clause 12 (Miscellaneous Provisions) and Clause 13 (Governing Law/Jurisdiction).

Clause 11 Notices

11.1

Any notice or other communication under or in connection with this Agreement shall be in writing and delivered by hand or sent by courier, by registered mail or by e-mail to the Party to whom it is to be given as set-forth in Schedule 5 (Notice Details) or at any such other address or e-mail address of which it shall have given notice for this purpose to the other Parties under this Clause 11.

11.2	Any notice shall be delivered by hand or courier, or sent by registered post or email, and shall be deemed to have been received:

(a)	in the case of delivery by hand or courier service, at the time of delivery;
(b)	in the case of registered post, on the 3rd (third) Business Day following the date of posting;
(c)	in the case of email, on the date and time transmitted, as evidenced by confirmation of delivery by a delivery receipt.
11.3	Any notice not received on a Business Day or received after 17:00 on any Business Day in the place of receipt shall be deemed to be received on the following Business Day.

Clause 12 Miscellaneous Provisions

Further assurances

12.1

Each Party shall, at its own cost and expense, execute such documents and do such things, or procure (as far as it is reasonably able) that another person executes such documents and does such things, as the other Parties may from time to time reasonably require in order to give full effect to, and give each Party the full benefit of, this Agreement.

Entire agreement

12.2

This Agreement contains the whole agreement of the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by any applicable law in any jurisdiction which may be excluded by contract, and supersedes and extinguishes any previous written or oral agreement in relation to matters dealt with in this Agreement.

No assignment

12.3

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement by operation of law or otherwise, without the prior written consent of the of the other Parties, except as provided for in Clause 12.4 and except that each of the Seller and the Purchasers may assign any and all of its rights under this Agreement to one or more of its wholly owned subsidiaries (but no such assignment shall relieve the Seller or the Purchaser, as applicable, of any of its obligations under this Agreement).

12.4

Any obligation of any Party to one or more of the other Parties under this Agreement, which is performed, satisfied or fulfilled completely by a member of such Party's group, shall be deemed to have been performed, satisfied or fulfilled by such Party.

No implied waiver

12.5	No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the Party entitled to give such waiver.

Variations

12.6	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

Third party rights

12.7	Subject to Clause Error! Reference source not found., the terms of this Agreement may be enforced only by a Party to this Agreement or a Party's permitted successors or assigns. Save as expressly stated otherwise, this Agreement does not contain any stipulation in favour of a third party (derdenbeding).

No rescission

12.8

To the extent permitted by law, the Parties hereby waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel gedeeltelijke ontbinding en vernietiging) this Agreement, (ii) to invoke article 6:228 of the DCC in the sense that any error (dwaling) of a Party in entering into this Agreement and the Transaction will remain for the risk and account of such Party as the party in error and, (iii) to request modification by a court of (the effects of) this Agreement as set out in article 6:230 subarticle 2 of the DCC.

Invalidity/conversion

12.9

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any law, then such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected. Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

Notarial Independence

12.10

The Parties acknowledge that the Notary works with Van Campen & Partners N.V., the firm that advises the Company in the Transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariele Beroepsorganisatie), the Parties hereby explicitly agree that:

(a)	the Notary shall execute any notarial deeds related to this Agreement; and
(b)

the Company is and may in future be assisted and represented by Van Campen & Partners N.V. in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.

Costs and Expenses

12.11

Each Party shall pay the costs and expenses, including legal costs, incurred by it in connection with the negotiations leading up to the sale and purchase of the Shares, preparation entering into, and performing of this Agreement and all other documents referred to in it.

12.12

The costs and expenses of the Deed of Transfer and other notarial documents required to give effect to the transfer of the Shares shall be borne by the Former Volt Lines Shareholders on a pro rata basis.

Language

12.13

The language of this Agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates and other documents and communications shall be in English unless otherwise agreed by the Parties, or required by the laws of any applicable jurisdiction. Should any document be translated into a language other than English, then the English language version shall be the governing version and shall prevail in all respects.

Counterparts

12.14 This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Clause 13 Governing Law / Jurisdiction

13.1 This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

13.2 Any and all disputes arising from or in connection with this Agreement, or further contracts resulting there from, shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam.

(Signature page follows)

IN WITNESS WHEREOF this Agreement has been signed on the date first above written for and on behalf of:

Khaleej 1 Ltd	Lill CVC SAPI de CV,

By: Walid Hanna	By: Verne Lizano

HEDEF ARAC KIRALAMA VE SERVIS A.S	Wamda Seed Limited

By: Onder Erdem	By: Fadi Ali Ismail Ghandour
By: Ersan Ozturk

March Holding Limited	Stichting Volt Lines ESOP

By: Mohammed Ali Radhi Al-Charchafci	By: Mohamad Ali Al Halabi

Stichting DAI & Members	Commoditynet Holding B.V

By: Mohamad Ali Al Halabi	By: Paul van Son

Stichting Turkish Investors	WSH

By: Mohamad Ali Al Halabi	By: Walid Hanna

Stichting MEVP Investors	Southeast Europe Equity Fund II, LP
represented by its general partner Southeast Europe GP LLC DocuSigned by:

By: Mohamad Ali Al Halabi
By: David Mathewson

Mohamad Ali Al Halabi	Swvl GLOBAL FZE

By: Mohamad Ali Al Halabi	By: Mostafa Essa Mohamed Mohamed Kandil

Swvl Holdings Corp	Volt Lines B.V.

By: Mostafa Essa Mohamed Mohamed Kandil	By: Mohamad Ali Al Halabi
By: PraxislFM Netherlands B.V.